Exhibit 99.1

The Stars Group Reports First Quarter 2019 Results

TORONTO, May 15, 2019 – The Stars Group Inc. (NASDAQ: TSG) (TSX: TSGI) today reported its financial results for the first quarter ended March 31, 2019 and provided certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“During the quarter, we delivered on key components of our 2019 objectives,” said Rafi Ashkenazi, The Stars Group’s Chief Executive Officer. “As we continue to lay the foundations to deliver sustainable long-term growth across the group, we are also now focused on positioning our new FOX Bet brand as a market leader in the U.S.”

“We continued to see growth in most markets in our International segment on a constant currency basis during the quarter, despite challenging operational conditions, the cessation of operations in certain markets and foreign exchange headwinds having a significant impact on our reported results as compared to the first quarter in 2018. Our United Kingdom segment continues to exceed our expectations operationally with record levels of new depositing customers, and an acceleration of growth in QAUs, Stakes and gaming revenue, although this performance was masked in the reported results by a record low Betting Net Win Margin of 5%. In Australia, we are pleased with our performance and continue to build our platform for market share gains,” said Mr. Ashkenazi.

“Underlying trends were similar in April and into May across the three segments, but with a significantly higher Betting Net Win Margin in the United Kingdom segment that is above its historical average of 9%. As we look at the remainder of 2019, we see opportunities for improved revenue growth, with a deep pipeline of new products, content and offers, leveraging our talent and skills across segments. Our leading positions in attractive markets, strong brands, technology and operating expertise have been bolstered by the new partnership with FOX Sports and positions us well for long-term growth,” concluded Mr. Ashkenazi.

First Quarter 2019 Summary

Consolidated

	Three Months Ended March 31,
In thousands of U.S. Dollars (except percentages and per share amounts)	2019	2018	% Change
Total revenue	580,384	392,891	47.7%
Gross profit (excluding depreciation and amortization)	417,748	312,627	33.6%
Operating income	61,537	113,867	(46.0%)
Net earnings	27,658	74,361	(62.8%)
Adjusted Net Earnings¹	105,600	138,762	(23.9%)
Adjusted EBITDA¹	195,355	175,022	11.6%
Adjusted EBITDA Margin¹	33.7%	44.5%	(24.4%)
Diluted earnings per Common Share ($/Share)	0.10	0.36	(71.6%)
Adjusted Diluted Net Earnings per Share ($/Share)¹	0.38	0.67	(42.8%)

Net cash inflows from operating activities	110,385	132,069	(16.4%)
Free Cash Flow¹	(37,513)	82,259	(145.6%)

As at	March 31, 2019	December 31, 2018	% Change
Long-term debt - principal	5,439,072	5,566,075	(2.3%)
Long-term debt - carrying value	5,323,705	5,446,958	(2.3%)
Cash - operational	266,513	392,853	(32.2%)

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1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•	Revenue – Revenue for the quarter increased primarily as a result of the contribution of revenue from Sky Betting & Gaming and BetEasy, as described below.

•

U.S. Sports Betting – On May 8, 2019, The Stars Group and FOX Sports, a unit of Fox Corporation (Nasdaq: FOXA, FOX), announced plans to launch FOX Bet, the first-of-its-kind national media and sports wagering partnership in the United States. In addition to the commercial agreement of up to 25 years and associated product launches, exclusive trademark, advertising and editorial integration rights and licenses, Fox Corporation also acquired 14,352,331 newly issued common shares in The Stars Group, representing 4.99% of The Stars Group’s issued and outstanding common shares, at a price of $16.4408 per share, for aggregate proceeds of approximately $236 million. Prior to the tenth anniversary of the commercial agreement, and subject to certain conditions and applicable gaming regulatory approvals, FOX Sports has the right to acquire up to a 50% equity stake in The Stars Group’s U.S. business.

•

Debt and Cash – During the quarter, The Stars Group prepaid $100 million outstanding on its USD first lien term loan, ending the quarter with approximately $267 million in operational cash and $5.3 billion in of debt on its balance sheet, resulting in Net Debt of $5.1 billion. Following the end of the quarter, The Stars Group prepaid an additional $250 million outstanding on its first lien term loans using a combination of the proceeds from the issuance of common shares to Fox and cash on its balance sheet, which would have brought its Net Debt to below $4.9 billion.

International

	Three Months Ended March 31,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change
Stakes	275,259	222,985	23.4%
Betting Net Win Margin (%)	7.3%	7.5%	(2.7%)

Revenue
Poker	214,149	245,870	(12.9%)
Poker Constant Currency Revenue	234,856	245,870	(4.5%)
Gaming	98,908	106,710	(7.3%)
Gaming Constant Currency Revenue	108,112	106,710	1.3%
Betting	20,049	16,686	20.2%
Betting Constant Currency Revenue	21,905	16,686	31.3%
Other	7,507	12,500	(39.9%)
Other Constant Currency Revenue	8,173	12,500	(34.6%)
Total revenue	340,613	381,766	(10.8%)
Constant Currency Revenue	373,046	381,766	(2.3%)

QAUs (millions)	2.2	2.2	(2.9%)
QNY ($/QAU)	154	165	(6.7%)
Constant Currency Revenue QNY	169	165	2.7%

Gross profit (excluding depreciation and amortization)	260,442	304,846	(14.6%)
Gross profit margin (%)	76.5%	79.9%	(4.2%)

General and administrative	98,975	105,220	(5.9%)
Sales and marketing[2]	40,282	44,969	(10.4%)
Research and development	6,602	7,819	(15.6%)
Operating income	114,583	146,838	(22.0%)

Adjusted EBITDA¹	159,340	186,407	(14.5%)
Adjusted EBITDA Margin (%)¹	46.8%	48.8%	(4.2%)

Net Deposits (millions)	317	353	(10.2%)

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1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

2 Sales and marketing includes $1.5 million for the quarter ended March 31, 2019 that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the United Kingdom segment.

•

Poker – Poker revenue decreased year-over-year, in-line with expectations, primarily driven by foreign exchange fluctuations. Constant Currency Revenue for Poker declined 5% year-over-year primarily as a result of continued headwinds in certain markets, including reduced deposits by customers as a result of local restrictions on some methods of payment processing and on certain methods of downloading The Stars Group’s poker applications, which was partially offset by continued organic growth in most other markets.

•

Gaming – Gaming revenue for the quarter decreased primarily as a result of foreign exchange fluctuations. Constant Currency Revenue for Gaming increased 1% year-over-year primarily driven by continued organic growth from product launches such as “Spin of the Day” and the continued rollout of new casino games. This more than offset the impact of the cessation of operations in certain markets in the first quarter, notably Switzerland (gaming and betting) and Slovakia (gaming, betting and poker) and operational challenges in certain markets, including local restrictions on some methods of payment processing.

•

Betting - Betting revenue increased 20% year-over-year, despite also facing foreign exchange headwinds (as Constant Currency Revenue for Betting increased 31% year-over-year) and the cessation of operations in certain markets as noted above. The growth was primarily the result of an increase in Stakes and customer engagement, driven by new markets and certain product launches, including “Request-A-Bet”, leveraging the strength of the equivalent innovative Sky Bet product. Betting Net Win Margin was relatively flat year-over-year.

•	Customers – QAUs decreased primarily due to reduced activity in certain markets and the closure of certain markets, each as noted above.

United Kingdom

	Three Months Ended March 31,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change
Stakes	1,504,972	—	—
Betting Net Win Margin (%)	5.0%	—	—

Revenue
Poker	3,290	—	—
Gaming	90,303	—	—
Betting	74,497	—	—
Other[2]	11,007	—	—
Total revenue	179,097	—	—

QAUs (millions)	2.1	—	—
QNY ($/QAU)	78	—	—

Gross profit (excluding depreciation and amortization)	121,525	—	—
Gross profit margin (%)	67.9%	—	—

General and administrative	108,587	—	—
Sales and marketing	34,594	—	—
Research and development	4,336	—	—
Operating loss	(25,992)	—	—

Adjusted EBITDA¹	42,219	—	—
Adjusted EBITDA Margin (%)¹	23.6%	—	—

____________________________

1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

2 Other revenue includes $1.5 million for the quarter ended March 31, 2019, that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the International segment.

•

Revenue – Revenue for the quarter was negatively impacted by a record low Betting Net Win Margin due to a combination of operator-unfavorable sporting results and planned investment in promotional activity, primarily relating to the Cheltenham Festival, one of the U.K.’s most popular horse racing events. The promotional activity was particularly successful and contributed to the growth in QAUs and Stakes as noted below, accelerating the underlying performance of the segment during the quarter which, despite the short-term impact to Betting Net Win Margin and revenues, The Stars Group expects will support its expectations for the United Kingdom segment for the remainder of the year and into the medium-term.

•

Customers – Growth in QAUs and Stakes were very strong for the quarter primarily driven by Sky Bet as a result of the successful promotional activity noted above and continued product improvements. QAUs also benefited from the continued roll-out of personalized promotions and new and exclusive Gaming content across the Sky Betting & Gaming brands, including the launch of Sky Vegas Creations, which emphasizes exclusive gaming content.

Australia

	Three Months Ended March 31,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018 [1]	% Change
Stakes	754,326	157,457	379%
Betting Net Win Margin (%)	8.1%	7.1%	15%

Revenue
Betting	61,120	11,125	449%
Other	1,054
Total revenue	62,174	11,125	458.9%

QAUs (millions)	0.21	—	—
QNY ($/QAU)	285	—	—

Gross profit (excluding depreciation and amortization)	37,281	7,636	388.2%
Gross profit margin (%)	60.0%	68.6%	(12.6%)

General and administrative	26,082	4,337	501.4%
Sales and marketing	10,764	4,211	155.6%
Research and development	1,573	216	628.2%
Operating loss	(1,138)	(1,128)	0.9%

Adjusted EBITDA [2]	8,630	(846)	(1120.1%)
Adjusted EBITDA Margin (%) [2]	13.9%	(7.6%)	(282.5%)

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1 The acquisition of 62% of BetEasy occurred on February 27, 2018 with the acquisition of a further 18% of BetEasy and BetEasy’s acquisition of the William Hill Australia business occurring subsequent to the first quarter of 2018.

2 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•

Revenue – Revenue for the quarter was marginally impacted by a lower Betting Net Win Margin as compared to the historical long-term average of approximately 8.5% primarily due to a combination of operator-unfavorable sports results as well as promotional spend as BetEasy maintained its position as one of the market leaders in Australia.

•

Customers – The successful migration of William Hill Australia customers to the rebranded BetEasy platform last year continued to drive growth in QAUs through further reactivation of customers with over 90% of the William Hill Australia customers subsequently becoming active on the BetEasy platform. The focus on improving the customer experience also continued, with the launch of MyRewards toward the end of the quarter, which allows for targeted, personalized promotions.

For additional information regarding The Stars Group’s reporting segments and major lines of operations, please see The Stars Group’s interim condensed consolidated financial statements for the quarter ended March 31, 2019 (the “Q1 2019 Financial Statements”), including note 5 therein, and management’s discussion and analysis thereon (the “Q1 2019 MD&A”).

Consolidated Financial Statements, Management’s Discussion and Analysis and Additional Information

The Stars Group’s Q1 2019 Financial Statements, Q1 2019 MD&A, and additional information relating to The Stars Group and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com. The financial information presented in this news releases was derived from the 2018 Annual Financial Statements.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast Details

The Stars Group will host a conference call today, May 15, 2019 at 8:30 a.m. ET to discuss its financial results for the first quarter 2019 and related matters, and provide additional detail with respect to the information in this news release, its webcast presentation, and related Q1 2019 filings. To access via tele-conference, please dial +1-877-451-6152 or +1-201-389-0879 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1-844-512-2921 or +1-412-317-6671. The Conference ID number is 13690431. To access the webcast please use the following link: http://public.viavid.com/index.php?id=134412.

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The tables below present reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share to net earnings, which is the nearest IFRS measure. For additional information, see “Reconciliations” in the Q1 2019 MD&A.

	Quarter Ended March 31, 2019
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	114,583	(25,992)	(1,138)	(59,795)	27,658

Income tax recovery	—	—	—	13,098	13,098
Net financing charges	—	—	—	(46,977)	(46,977)

Operating income (loss)	114,583	(25,992)	(1,138)	(25,916)	61,537

Depreciation and amortization	37,979	61,671	9,442	202	109,294
Add (deduct) the impact of the following:
Stock-based compensation	—	—	—	2,736	2,736
Gains from investments	(67)	—	—	—	(67)
Impairment of intangible assets	12	142	—	—	154
Other costs	6,833	6,398	326	8,144	21,701
Total adjusting items	6,778	6,540	326	10,880	24,524

Adjusted EBITDA	159,340	42,219	8,630	(14,834)	195,355

	Quarter Ended March 31, 2018
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	146,838	—	(1,128)	(71,349)	74,361

Income tax expense	—	—	—	(1,155)	(1,155)
Net financing charges	—	—	—	(38,351)	(38,351)

Operating income (loss)	146,838	—	(1,128)	(31,843)	113,867

Depreciation and amortization	37,969	—	1,280	9	39,258
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—		—	15,191	15,191
Stock-based compensation	—	—	—	2,383	2,383
Loss (gain) from investments	517	—	(5)	—	512
Impairment of intangible assets	115	—	—	—	115
Other costs (income)	968	—	(993)	3,721	3,696
Total adjusting items	1,600	—	(998)	21,295	21,897

Adjusted EBITDA	186,407	—	(846)	(10,539)	175,022

	Three Months Ended March 31,
In thousands of U.S. Dollars (except per share amounts)	2019	2018
Net earnings	27,658	74,361
Income tax (recovery) expense	(13,098)	1,155
Net earnings before tax	14,560	75,516
Add (deduct) the impact of the following:
Interest accretion	8,269	12,051
Re-measurement of contingent consideration	(9,378)	—
Re-measurement of embedded derivative	(22,600)	—
Unrealized foreign exchange loss on financial instruments associated with financing activities	1,632	—
Ineffectiveness on cash flow hedges	1,856	—
Acquisition-related costs and deal contingent forwards	—	15,191
Amortization of acquisition intangibles	89,955	31,376
Stock-based compensation	2,736	2,383
Loss from investments	(67)	512
Impairment of intangibles assets	154	115
Other costs	21,701	3,696
Adjust for income tax expense	(3,218)	(2,078)
Adjusted Net Earnings	105,600	138,762
Adjusted Net Earnings attributable to
Shareholders of The Stars Group Inc.	104,826	140,232
Non-controlling interest	774	(1,470)

Diluted Shares	273,946,225	209,495,673
Adjusted Diluted Net Earnings per Share	0.38	0.67

The table below presents certain items comprising “Other costs” in the reconciliation tables above:

	Quarter Ended March 31,
	2019	2018
In thousands of U.S. Dollars
Integration costs of acquired businesses	8,023	—
Financial expenses (income)	1,030	(2,281)
Restructuring expenses	3,909	632
AMF and other investigation professional fees	2,709	1,784
Lobbying (US and Non-US) and other legal expenses	3,272	2,993
Professional fees in connection with non-core activities	1,820	451
Retention bonuses	—	117
Other	938	—
Other costs	21,701	3,696

The table below presents a reconciliation of Free Cash Flow to net cash flows from operating activities, which is the nearest IFRS measure:

	Quarter Ended March 31,
In thousands of U.S. Dollars	2019	2018
Net cash inflows from operating activities	110,385	132,069
Customer deposit liability movement	(15,341)	189
	95,044	132,258
Capital Expenditure:
Additions to deferred development costs	(20,146)	(6,431)
Additions to property and equipment	(4,047)	(3,585)
Additions to intangible assets	(4,534)	(2,427)
Interest paid	(91,761)	(31,488)
Debt servicing cash flows (excluding voluntary prepayments)	(12,069)	(6,068)
Free Cash Flow	(37,513)	82,259

The table below presents a reconciliation of Net Debt:

In thousands of U.S. Dollars	As at March 31, 2019
Current portion of long-term debt	131,750
Long-term debt	5,191,955
Less: Cash and cash equivalents - operational	266,513
Net Debt	5,057,192

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as certain future operational and growth plans and strategies, and certain financial items relating to the full year 2019 results, as well as the partnership between The Stars Group and FOX Sports, a unit of FOX Corporation, and rights and obligations related thereto. Forward-looking statements and information can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: customer and operator preferences and changes in the economy; reputation and brand growth; competition and the competitive environment within addressable markets and industries; macroeconomic conditions and trends in the gaming and betting industry; ability to predict fluctuations in financial results from quarter to quarter; ability to mitigate tax risks and adverse tax consequences, including, without limitation, changes in tax laws or administrative policies relating to tax and the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; impact of inability to complete future or announced acquisitions or to integrate businesses successfully, including, without limitation, Sky Betting & Gaming and BetEasy; contractual relationships of The Stars Group or any of its subsidiaries with FOX Corporation, FOX Sports and Sky plc and/or their respective subsidiaries; an ability to realize all or any of The Stars Group’s estimated synergies and cost savings in connection with acquisitions, including, without limitation, the acquisition of Sky Betting & Gaming and the Australian acquisitions; ability to mitigate foreign exchange and currency risks; legal and regulatory requirements; potential changes to the gaming regulatory framework; the heavily regulated industry in which The Stars Group carries on its business; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; social responsibility concerns and public opinion; protection of proprietary technology and intellectual property rights; intellectual property infringement or invalidity claims; and systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information. These factors are not intended to represent a complete list of the factors that could affect The Stars Group; however, these factors as well as other applicable risks and uncertainties include, but are not limited to, those identified in its most recently filed annual information form, including under the heading “Risk Factors and Uncertainties”, and in its most recently filed management’s discussion and analysis, including under the headings “Caution Regarding Forward-Looking Statements”, “Risk Factors and Uncertainties” and “Non-IFRS Measures, Key Metrics and Other Data”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make in the future with applicable securities authorities in the future, should be considered carefully. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information in this news release are expressly qualified by this cautionary statement. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS Measures

This news release references non-IFRS financial measures. The Stars Group believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial and operational performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business, identifying and evaluating trends, and making decisions. The Stars Group believes that such non-IFRS financial measures provide useful information about its underlying, core operating results and trends, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to metrics and measures used by management in its financial and operational decision-making.

Although management believes these non-IFRS financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies any may not be comparable to similar meanings prescribed by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”, The Stars Group provides the following non-IFRS measures in this news release:

Adjusted EBITDA means net earnings before financial expenses, income tax expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation tables under “above” below.

Adjusted EBITDA Margin means Adjusted EBITDA as a proportion of total revenue.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, stock-based compensation, restructuring, net earnings (loss) on associate, and certain other items. In addition, as previously disclosed, The Stars Group makes adjustments for (i) the re-measurement of contingent consideration, which was previously included in, and adjusted for through, interest accretion, but starting with The Stars Group’s interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2018 (the “Q3 2018 Financial Statements”), it is a separate line item, (ii) the re-measurement of embedded derivatives and ineffectiveness on cash flow hedges, each of which were new line items in the Q3 2018 Financial Statements, and (iii) certain non-recurring tax adjustments and settlements. Each adjustment to net earnings is then adjusted for the tax impact, where applicable, in the respective jurisdiction to which the adjustment relates. Adjusted Net Earnings and any other non-IFRS measures used by The Stars Group that relies on or otherwise incorporates Adjusted Net Earnings that was reported for previous periods have not been restated under the updated definition on the basis that The Stars Group believes that the impact of the change to those periods would not be material.

Adjusted Diluted Net Earnings per Share means Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc.  divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards such as warrants and any convertible preferred shares of The Stars Group then outstanding. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted earnings per share may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential Common Shares differ. For the quarter ended March 31, 2019, Diluted Shares used for the calculation of Adjusted Diluted Net Earnings per Share equalled 273,946,225, compared with 209,495,673 for the same period in 2018.

Constant Currency Revenue means IFRS reported revenue for the relevant period calculated using the applicable prior year period’s monthly average exchange rates for its local currencies other than the U.S. dollar. Currently, The Stars Group provides Constant Currency Revenue for the International segment and its applicable lines of operations. It does not currently provide Constant Currency Revenue for the United Kingdom and Australia segments because The Stars Group does not yet have reported comparative periods for these segments as a result of the respective acquisition dates.

Free Cash Flow means net cash flows from operating activities after adding back customer deposit liability movements, and after capital expenditures and debt servicing cash flows (excluding voluntary prepayments).

Net Debt means total long-term debt less operational cash.

For additional information on certain of The Stars Group’s non-IFRS measures and the reasons why it believes such measures are useful, see above and the Q1 2019 MD&A, including under the headings “Management’s Discussion and Analysis”, “Non-IFRS Measures, Key Metrics and Other Data”, “Segment Results of Operations” and “Reconciliations”.

Key Metrics and Other Data

The Stars Group provides the following key metrics in this news release:

QAUs for the International and Australia reporting segments means active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money online rake or placed a real-money online bet or wager on during the applicable quarterly period. The Stars Group defines “active unique customer” as a customer who played or used one of its real-money offerings at least once during the period, and excludes duplicate counting, even if that customer is active across multiple lines of operation (poker, gaming and/or betting, as applicable) within the applicable reporting segment. The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

QAUs for the United Kingdom reporting segment (which currently includes the Sky Betting & Gaming business operations only) means active unique customers (online and mobile) who have settled a Stake or made a wager on any betting or gaming product within the applicable quarterly period. The Stars Group defines active unique customer for the United Kingdom reporting segment as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across more than one line of operation.

QNY means combined revenue for its lines of operation (i.e., Poker, Gaming and/or Betting, as applicable) for each reporting segment, excluding Other revenue, as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period.

Net Deposits for the International segment means the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into The Stars Group’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

Stakes means betting amounts wagered on The Stars Group’s applicable online betting product offerings, and is also an industry term that represents the aggregate amount of funds wagered by customers within the betting line of operation for the period specified.

Betting Net Win Margin means Betting revenue as a proportion of Stakes.

The Stars Group is also continuing the process of integrating its recent acquisitions, as applicable, and implementing its recently changed operating and reporting segments, and once complete, The Stars Group may revise or remove currently presented key metrics or report certain additional or other measures in the future.

For additional information on The Stars Group’s key metrics and other data, see the Q1 2019 MD&A, including under the headings “Non-IFRS Measures, Key Metrics and Other Data” and “Segment Results of Operations”.

For investor relations and media inquiries, please contact:

Vaughan Lewis

Senior Vice President, Communications

Tel: +1 437-371-5730

ir@starsgroup.com

press@starsgroup.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

	Three Months Ended March 31,
In thousands of U.S. Dollars (except per share amounts)	2019	2018
Revenue	580,384	392,891
Cost of revenue (excluding depreciation and amortization)	(162,636)	(80,264)
Gross profit (excluding depreciation and amortization)	417,748	312,627
General and administrative	(259,357)	(141,307)
Sales and marketing	(84,343)	(49,418)
Research and development	(12,511)	(8,035)
Operating income	61,537	113,867
Gain on re-measurement of deferred contingent payment	9,378	—
Gain on re-measurement of Embedded Derivatives	22,600	—
Unrealized foreign exchange loss on financial instruments associated with financing activities	(1,632)	—
Other net financing charges	(77,323)	(38,351)
Net financing charges	(46,977)	(38,351)
Earnings before income taxes	14,560	75,516
Income tax recovery (expense)	13,098	(1,155)
Net earnings	27,658	74,361
Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.	27,913	75,451
Non-controlling interest	(255)	(1,090)
Net earnings	27,658	74,361
Earnings per Common Share (U.S. dollars)
Basic	$0.10	$0.51
Diluted	$0.10	$0.36
Weighted average Common Shares outstanding (thousands)
Basic	273,368	148,233
Diluted	273,946	209,496

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at March 31,	As at December 31,
In thousands of U.S. Dollars	2019	2018
ASSETS
Current assets
Cash and cash equivalents - operational	266,513	392,853
Cash and cash equivalents - customer deposits	333,205	328,223
Total cash and cash equivalents	599,718	721,076
Restricted cash advances and collateral	11,479	10,819
Prepaid expenses and other current assets	49,254	43,945
Current investments - customer deposits	106,507	103,153
Accounts receivable	118,142	136,347
Income tax receivable	24,753	26,085
Total current assets	909,853	1,041,425
Non-current assets
Restricted cash advances and collateral	10,517	10,630
Prepaid expenses and other non-current assets	31,787	32,760
Non-current accounts receivable	18,727	14,906
Property and equipment	147,571	85,169
Income tax receivable	23,178	15,611
Deferred income taxes	2,253	1,775
Derivatives	96,122	54,583
Intangible assets	4,734,896	4,742,699
Goodwill	5,320,324	5,265,980
Total non-current assets	10,385,375	10,224,113
Total assets	11,295,228	11,265,538
LIABILITIES
Current liabilities
Accounts payable and other liabilities	335,066	424,007
Customer deposits	436,694	423,739
Current provisions	28,870	39,189
Derivatives	17,726	16,493
Income tax payable	66,802	72,796
Current portion of lease liability	18,996	—
Current portion of long-term debt	131,750	35,750
Total current liabilities	1,035,904	1,011,974
Non-current liabilities
Lease liability	48,405	—
Long-term debt	5,191,955	5,411,208
Long-term provisions	3,550	4,002
Derivatives	81,468	6,068
Other long-term liabilities	72,799	79,716
Income tax payable	27,388	18,473
Deferred income taxes	576,629	580,697
Total non-current liabilities	6,002,194	6,100,164
Total liabilities	7,038,098	7,112,138
EQUITY
Share capital	4,116,717	4,116,287
Reserves	(394,225)	(469,629)
Retained earnings	530,674	502,761
Equity attributable to the Shareholders of The Stars Group Inc.	4,253,166	4,149,419
Non-controlling interest	3,964	3,981
Total equity	4,257,130	4,153,400
Total liabilities and equity	11,295,228	11,265,538

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
In thousands of U.S. Dollars	2019	2018
Operating activities
Net earnings	27,658	74,361
Add (deduct):
Income tax (recovery) expense recognized in net earnings	(13,098)	1,155
Net financing charges	45,345	37,615
Depreciation and amortization	109,294	39,258
Stock-based compensation	2,736	2,383
Unrealized gain on foreign exchange	(7,837)	(4,425)
Unrealized gain on investments	(243)	(1,033)
Impairment of intangible assets	154	115
Realized loss on current investments and promissory note	27	437
Income taxes paid	(7,818)	(1,370)
Changes in non-cash operating elements of working capital	(62,163)	(13,308)
Customer deposit liability movement	15,341	(189)
Other	989	(2,930)
Net cash inflows from operating activities	110,385	132,069
Investing activities
Acquisition of subsidiaries, net of cash acquired	—	(101,703)
Additions to intangible assets	(4,534)	(2,427)
Additions to property and equipment	(4,047)	(3,585)
Additions to deferred development costs	(20,146)	(6,431)
Net (purchase) sale of investments utilizing customer deposits	(3,354)	12,447
Settlement of minimum revenue guarantee	(675)	(2,713)
Other	—	575
Net cash outflows from investing activities	(32,756)	(103,837)
Financing activities
Issuance of Common Shares in relation to stock options	379	9,737
Repayment of long-term debt	(108,938)	(6,068)
Repayment of lease liability principal	(3,131)	—
Interest paid	(91,761)	(31,488)
Proceeds on loan issued to the holders of non-controlling interest	1,421	—
Net cash outflows from financing activities	(202,030)	(27,819)
Decrease (increase) in cash and cash equivalents	(124,401)	413
Unrealized foreign exchange difference on cash and cash equivalents	3,043	1,850
Cash and cash equivalents – beginning of period	721,076	510,323
Cash and cash equivalents – end of period	599,718	512,586